VOYA LETTERHEAD

VOYA LAW DEPARTMENT
ONE ORANGE WAY, C2N
WINDSOR, CT 06095-4774

J. NEIL MCMURDIE

SENIOR COUNSEL

PHONE:  (860) 580-2824  |  EMAIL:  NEIL.MCMURDIE@VOYA.COM

July 30, 2015

EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mr. Sonny Oh

Re:	Voya Retirement Insurance and Annuity Company and its Variable Annuity Account C
Correspondence in relation to Post-Effective Amendment No. 53 to Registration Statement on Form N-4
Prospectus Title: State University of New York Defined Contribution Retirement Plan
File Nos. 811-02513 and 033-81216

Mr. Oh:

On behalf of Voya Retirement Insurance and Annuity Company (the "Company") and its Variable Annuity Account C (the "Account") we responding to the following comments we received over the telephone on July 24, 2015, from you to the above-referenced Post-Effective Amendment to a Registration Statement on Form N-4, which was filed on June 9, 2015.

Comment #1:  Please be more precise in disclosing where changes apply. Include reference to section and subsection headings or page numbers as appropriate.

Response #1:  We have made revisions to the disclosures to be more specific as to where the changes apply by generally referencing the sections and subsections affected.

Comment #2:  Please make it clear whether a change in the disclosures about the Dollar Cost Averaging Program and Asset Rebalancing Program apply to both current and new contract holders and participants or just new contract holders and participants. Also, disclose the basis for making the change.

Response #2:  The changes included in the disclosures apply to both current and new contract owners and participants. We have revised the disclosures to make this clearer and added a statement regarding the Company’s right to make the changes.

Comment #3:  Please indicate that the revisions associated with contacting the company apply to the Statement of Additional Information in addition to the prospectus.

Response #3:  We have made revisions to the disclosures to include a reference to the Statement of Additional Information, as requested.

Comment #4:  Please enhance the “Systematic Distribution Options” disclosures to include a statement about the Company’s right to discontinue any of the systematic distribution options and change the terms for future elections. The text could be similar to the text in the Opportunity Plus supplement (033-75962), which was filed at the same time as the supplement under consideration.

Response #4:  We have added the disclosures as you suggested.

PLAN | INVEST | PROTECT	Voya Logo

U.S. Securities and Exchange Commission

July 30, 2015

Comment #5:  Please ensure that Powers of Attorney specific to the filing are included as an exhibit in Part C.

Response: #5:  Powers of Attorney from all the required officers and directors are included in the exhibits in Part C.

Comment #6:  For Item 27 in Part C, please breakout the number of qualified and non-qualified contracts.

Response #6:  We identified the number of both qualified and non-qualified contracts in response to Item 27 of Part C.

Comment #7:  Please file through correspondence a response to these comments, along with a revised supplement showing the changes made, and in the subsequent 485(b) filing please include the necessary Tandy representations in a cover letter.

Response #7:  Please find attached the revised supplement. Also included in this filing is a PDF document that is marked to show the changes made in relation to the comments received. In our 485(b) filing to complete this post-effective amendment, which we intend to file on or about August 10th to be effective immediately, we will include a cover letter with the appropriate Tandy representations.

We trust we have adequately responded to each of your comments. Please let us know if this is the case and we will complete this prospectus supplement through a 485(b) filing to be effective no later than August 10th.

Please call or email me with questions or comments.

Sincerely,

/s/ J. Neil McMurdie

J. Neil McMurdie

Senior Counsel

PLAN | INVEST | PROTECT	Voya Logo

Voya Retirement Insurance and Annuity Company

and its

Variable Annuity Account C

STATE UNIVERSITY OF NEW YORK

DEFINED CONTRIBUTION RETIREMENT PLAN

Supplement dated August 10, 2015, to the Contract Prospectus and Contract Prospectus Summary, each dated May 1, 2015.

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus, and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

__________________________________________________________________________

Voya Retirement Insurance and Annuity Company (the “Company,” “we,” “us,” and “our”) will be changing the service platform upon which your contract is administered. Accordingly, certain contract provisions and benefits will be revised. The revisions will be effective on or around August 10, 2015 (the “Transition Date”). The purpose of this supplement is to identify these changes as well as to update and amend disclosures concerning the value of the death benefit during the accumulation phase.

CONTACTING THE COMPANY

Effective on the Transition Date, the Customer Service addresses and telephone number listed in CONTRACT OVERVIEW – Questions: Contacting the Company and on the first page of the Statement of Additional Information are deleted and replaced with the following:

For regular mail, please use: Customer Service Voya P.O. Box 990063 Hartford, CT 06199-0063	For overnight mail, please use: Customer Service Voya One Orange Way Windsor, CT 06095-4774
1-800-584-6001

DOLLAR COST AVERAGING

The Company reserves the right to discontinue the availability of or change the terms and conditions associated with the Dollar Cost Averaging Program at any time for both new and existing contract holders and participants. Effective on the Transition Date, this program is no longer available to either new or existing contract holders or participants. Accordingly, the Dollar Cost Averaging Program subsection of the TRANSFERS section and all references to Dollar Cost Averaging in your Contract Prospectus and Contract Prospectus Summary are deleted.

ASSET REBALANCING

Effective on the Transition Date for both new and existing contract holders and participants, the Asset Rebalancing Program subsection of the TRANSFERS section is deleted and replaced with the following:

Asset Rebalancing Program. This program allows you to have your account value invested in the variable investment options automatically reallocated to specified percentages on a scheduled basis. There is no additional charge for this service. Account values invested in the GAA and/or the Fixed Plus Account are not eligible to be rebalanced. You may have your account value invested in the GAA and/or the Fixed Plus Account and also participate in this program; however, you will not be able to participate in this program if current investment allocations for new contributions are allocated to the GAA and/or the Fixed Plus Account.

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You may elect to participate in the Asset Rebalancing Program by accessing your account online at www.voyaretirementplans.com or by contacting the Service Center at 1-800-584-6001.

The Company reserves the right to discontinue the availability of or change the terms and conditions associated with the Asset Allocation Program at any time for both new and existing contract holders and participants.

SYSTEMATIC DISTRIBUTION OPTIONS

Effective on the Transition Date, the Life Expectancy Option (“LEO”) is no longer available for new elections by either new or existing contract holders or participants.

The Company reserves the right to discontinue the availability of a systematic distribution option and/or change the terms of future elections. If we discontinue the availability of a systematic distribution option, we will continue to make payments to those participants who elected that option prior to the date it became unavailable.

DEATH BENEFIT

Effective on the Transition Date, the Value of the Death Benefit subsection under the DEATH BENEFIT – During the Accumulation Phase section is deleted and replaced with the following:

The Value of the Death Benefit. The death benefit will be based on your account value as calculated on the next valuation following the date on which we receive proof of death and a death claim in good order. Interest on amounts invested in the fixed interest options, if any, will be paid from the date of death at a rate no less than required by law. For amounts held in the GAA, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. We will not apply a negative aggregate market value adjustment in connection with the payment of a death benefit, regardless of when the request for payment is made. We describe the market value adjustment in APPENDIX I and in the GAA prospectus.

The contracts provide a guaranteed death benefit that can be elected within the first six months after your death. A beneficiary who (i) elects an income phase payment option; (ii) takes a total distribution of the account; or (iii) if the beneficiary is your spouse, registers the account in his or her name, may elect to receive the guaranteed death benefit provided he or she has notified the Company of such election within six months after the participant’s death. The guaranteed death benefit is the greater of A or B, where:

A    Is the sum of payments (minus any applicable premium tax) made to your account, minus a dollar for dollar adjustment for amounts withdrawn, taken as a loan or applied to an income phase payment option from your account; or

B    Is your account value, minus any outstanding loan balance, and plus any positive aggregate market value adjustment that applies to amounts allocated to the GAA on the date that notice of death and request for payment or notice of election of the death benefit are received in good order at Customer Service.

For accounts established on or after February 1, 2004, the adjustment for amounts withdrawn, taken as a loan or applied to an income phase payment option from your account in (A) above will be proportionate (i.e., the sum of payments will be reduced in the same proportion that the account value was reduced on the date of the withdrawal or application to an income phase payment option), if it would result in a higher death benefit.

A beneficiary may not make this election after he or she has initiated income phase payments or has taken a total account distribution.

If the amount of (A) is greater than the amount in (B), the Company will deposit to the account the amount by which the death benefit exceeds the account value. The amount paid to the beneficiary will equal the account value on the date the payment request is processed. The amount paid to the beneficiary may be more or less than the amount of the death benefit determined in (A) when the notice of death was received.

X.81216-15A	Page 2 of 3	August 2015

If the beneficiary’s election of the death benefit is made more than six months after your death, the death benefit will be equal to the account value plus any positive aggregate market value adjustment.

APPENDIX II

FIXED PLUS ACCOUNT

Full Withdrawals and Partial Withdrawals. Effective on the Transition Date, the provisions in APPENDIX II – FIXED PLUS ACCOUNT governing when we will waive the requirement that full withdrawals be paid in five annual installments are deleted and replaced with the following:

We will waive the above full withdrawal five-payment period and pay the amount in a lump-sum if the full withdrawal is made due to any of the following:

•      Your death before income phase payments have begun;

•      Election of any income phase payment option with fixed payments or a lifetime payment option with variable payments;

•      Your separation from service (provided, however, that such waiver shall not apply due to a severance from employment that would not otherwise qualify as a separation from service) and when

>   Separation from service is documented in a form acceptable to us; and

>                                                                                                                                                                       The amount paid for all withdrawals due to separation from service during the previous 12 months does not exceed 20% of the average value of all employee accounts during that period; or

•      Due to your financial hardship as defined in the Tax Code and when

>   If applicable, certified by your employer; and

>   The amount paid for all withdrawals due to financial hardship the previous 12 months does not exceed 20% of the average value of all employee accounts during that period; or

  The Fixed Plus Account value is $5,000 or less.

The 20% annual limit on partial withdrawals of the Fixed Plus Account value will also be waived for the above reasons, except that a partial withdrawal waiver will not be allowed if the Fixed Plus Account value is $5,000 or less.

Transfers. Effective on the Transition Date, the Transfers section in APPENDIX II – FIXED PLUS ACCOUNT is deleted and replaced with the following:

Transfers. Transfers are limited to 20% of the amount held in the Fixed Plus Account on the day a request in good order is received at Customer Service. The 20% limit is reduced by any Fixed Plus Account withdrawals, transfers, loans or income phase payments made in the past 12 months. We reserve the right to include payments made through a Systematic Distribution Option in calculating the 20% limit. The 20% limit will be waived if your account value in Fixed Plus Account is $5,000 or less.

If you transfer 20% of your account value held in the Fixed Plus Account in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount surrendered, transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account value under any Systematic Distribution Option.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.

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